UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

            Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           Commission File No.: 001-16577

                    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flagstar Bank 401 (k) Plan

                    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flagstar Bancorp, Inc.

5151 Corporate Drive
Troy, MI 48098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan
June 27, 2005

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits
December 31,

	December 31,
	2004	2003

Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$18,204,390	$15,377,354
Mutual funds	46,926,740	36,782,011
Money market funds	6,566,992	6,068,560
Common/Collective trusts	19,424	18,589
Participant loans	2,453,374	1,622,067

Total investments	74,170,920	59,868,581

Receivables:
Employer contributions	—	63,424
Participant contributions	1,886	—
Other	76,212	51,010

Total receivables	78,098	114,434

Total assets	74,249,018	59,983,015

Liabilities
Refundable contributions	138,931	—
Other	—	—

Total liabilities	138,931	—

Net assets available for benefits	$74,110,087	$59,983,015

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31,

2004
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,321,339
Interest and dividends	931,569

Total investment income	6,252,908

Contributions:
Participant	8,830,362
Employer	3,215,588
Rollovers	719,381

Total contributions	12,765,331

Total additions	19,018,239

Deductions:
Deductions from net assets attributed to:
Participant benefits paid	(4,821,500)
Administrative fees	(45,490)
Deemed distributions	(24,177)

Total deductions	(4,891,167)

Net increase	14,127,072

Net assets available for benefits:
Beginning of year	59,983,015

End of year	$74,110,087

The accompanying notes are an integral part of this statement.

Flagstar Bank 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note A — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. An employee is eligible to participate in the Plan after three months of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Eligible employees may contribute up to 60% in 2004 and 2003 up to the statutory limits ($13,000 in 2004 and $12,000 in 2003) per annum, of their eligible compensation to the Plan. Effective in 2004, participants that meet certain criteria are able to make additional “catch-up” contributions of $3,000 in 2004 and $2,000 in 2003. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions up to 3% per annum of the employee’s compensation, up to a maximum of $6,150, excluding the catch-up contributions. The Company may make discretionary contributions to the Plan during 2004. No discretionary contributions were made in 2004. All contributions are invested in accordance with the participant’s directive.

Vesting

Participants are immediately vested in their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service. A participant becomes 100% vested in Company contributions after five years of credited service.

Participants Accounts

Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the employee’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participant Loans

Participant loans are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 5.00% — 10.50%, as determined by the Plan administrator.

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited non-vested accounts totaled $136,000 at December 31, 2004 and $107,000 at December 31, 2003. In 2004, employer contributions were reduced by $577,000 from forfeited non-vested accounts.

Note B- Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes there in, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant’s loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note C — Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

December 31, 2004	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	805,504	$18,204,390
Fidelity Retirement Government Money Market	4,984,830	4,984,830
Mutual Funds
Fidelity Growth Company Fund	141,941	7,958,630
Fidelity Dividend Growth Fund	260,731	7,428,229
Fidelity Mid-Cap Stock Fund	226,894	5,320,659
Spartan U.S. Equity Index Fund	119,162	5,107,286
Fidelity Diversified International Fund	143,864	4,120,268

December 31, 2003	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	717,897	$15,377,354
Fidelity Retirement Government Money Market	4,804,886	4,804,886
Mutual Funds
Fidelity Growth Company Fund	132,776	6,648,103
Fidelity Dividend Growth Fund	232,165	6,338,116
Fidelity Mid-Cap Stock Fund	210,376	4,537,815
Spartan U.S. Equity Index Fund	108,182	4,263,443

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,321,339 as follows:

Common stock	$959,948
Mutual funds	4,360,638
Common/Collective trusts	753

Total	$5,321,339

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2004 and 2003

Note D — Parties In Interest

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $127,800 and $122,000 in 2004 and 2003, respectively. In addition, the Plan trades in the common stock of the Company.

Note E — Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the plan termination, participants would become 100% vested in their employer contributions.

Note F — Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 2002, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Note G — Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2004 and 2003

The following is a reconciliation of statements of net assets available for benefits and the statement of changes in net assets available for benefits per the financial statements to the Form 5500.

	2004	2003

Net assets per financial statements	$74,110,087	$59,983,015
Refundable contributions	138,931	—

Net assets per Form 5500	$74,249,018	$59,983,015

Contributions per financial statements	$12,765,331	$13,336,965
Refundable contributions	138,931	—

Contributions per Form 5500	$12,904,262	$13,336,965

Corrective distributions per financial statements	$—	$—
Prior year contributions refunded	—	9,942

Corrective distributions per Form 5500	$—	$9,942

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value

*	Flagstar Bancorp, Inc.	Common Stock		$18,204,390
*	Fidelity	Retirement Government Money Market		4,984,830
*	Fidelity	Retirement Money Market Portfolio		194,156
	FMTC	Institutional Cash Portfolio		1,388,006
*	Fidelity	Managed Income Portfolio		19,424
	AIM	Blue Chip Fund - Class A		322
	AIM	Global Aggressive Growth Fund - Class A		2,816
	AIM	Balanced Fund - Class A		3,741
	AIM	Mid Cap Core Equity Fund - Class A		5,206
	AM	Central Ultra Investment Fund		471
	AM	Central Large Company Value Investment Fund		6,890
	Ariel	Appreciation Fund		19,905
	Ariel	Fund		98,337
	Artisan	International Fund		11,213
	Artisan	Mid Cap Investment Fund		12,072
	Baron	Growth Fund		66,149
	Baron	Asset Fund		24,780
	Calvert	SIF Equity Fund-Class A		10,571
	Calvert	New Vision Small Cap Fund - Class A		56
	Col/Acorn	Select Fund - Class Z		22,529
	Credit Suisse	Global Fixed Income Fund - Common Shares		11,777
	Credit Suisse	Cap Appreciation Com Fund		3,943
*	Fidelity	Aggressive International Fund		3,901
*	Fidelity	Asset Manager Fund		56,775
*	Fidelity	International Small Cap Fund		102,538
*	Fidelity	Real Estate Investment Portfolio Fund		149,781
*	Fidelity	Structured Large Cap Growth Fund		8,478
*	Fidelity	Structured Mid Cap Growth Fund		11,310
*	Fidelity	Total Bond Fund		1,509
*	Fidelity	Aggressive Growth Fund		26,702
*	Fidelity	Balanced Fund		11,184
*	Fidelity	Blue Chip Growth Fund		14,923
*	Fidelity	Canada Fund		88,269
*	Fidelity	Capital & Income Fund		21,130
*	Fidelity	Capital Appreciation Fund		60,811
*	Fidelity	Dividend Growth Fund		7,428,229
*	Fidelity	Diversified International Fund		4,120,268
*	Fidelity	Equity-Income II Fund		13,304
*	Fidelity	Equity-Income Fund		1,677,300
*	Fidelity	Europe Fund		7,677

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral,		(e) Current
(a)	similar party	or maturity value	(d) Cost	value

*	Fidelity	Export and Multinational Fund		84,288
*	Fidelity	Fifty Fund		589
*	Fidelity	Freedom 2000 Fund		317,856
*	Fidelity	Freedom 2010 Fund		909,396
*	Fidelity	Freedom 2020 Fund		835,143
*	Fidelity	Freedom 2030 Fund		940,500
*	Fidelity	Freedom 2040 Fund		445,184
*	Fidelity	Freedom Income Fund		249,560
*	Fidelity	Ginnie Mae Fund		25,208
*	Fidelity	Growth Company Fund		7,958,630
*	Fidelity	Independence Fund		1,370,656
*	Fidelity	International Discovery Fund		205,166
*	Fidelity	Japan Fund		26,989
*	Fidelity	Low-Priced Stock Fund		2,725,277
*	Fidelity	Mid-Cap Stock Fund		5,320,659
*	Fidelity	Mortgage Securities Fund		1,586
*	Fidelity	New Markets Income Fund		132,455
*	Fidelity	Puritan Fund		3,024
*	Fidelity	Small Cap Stock Fund		17,960
*	Fidelity	Small Capital Retirement Fund		1,025,683
*	Fidelity	Trend Fund		473
*	Fidelity	U.S. Bond Index Fund		2,864,394
*	Fidelity	Value Fund		132,267
*	Fidelity	Worldwide Fund		537
*	Fidelity	Large Cap Stock Fund		13,152
*	Fidelity	Fidelity Fund		756
*	Fidelity	Contrafund		190,762
*	Fidelity	Investment Growth Bond Fund		11,153
*	Fidelity	Growth and Income Fund		5,542
*	Fidelity	Government Income Fund		5,329
*	Fidelity	Overseas Fund		17
*	Fidelity	Leveraged Company Stock Fund		116,542
*	Fidelity	Pacific Basin Fund		2,041
*	Fidelity	Convertible Securities Fund		1,832
*	Fidelity	Utilities Fund		148
*	Fidelity	Asset Manager Growth Fund		1,575
*	Fidelity	Emerging Markets Fund		589
*	Fidelity	Focused Stock Fund		9
*	Fidelity	Global Balanced Fund		5,709
*	Fidelity	Small Cap Independent Fund		723
*	Fidelity	Latin America Fund		9,636
*	Fidelity	Southeast Asia Fund		3,451
*	Fidelity	Strategic Income Fund		7,588

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		(b) Identity of issue,	(c) Description of investment including
		borrower, lessor or	maturity date, rate of interest, collateral, par,		(e) Current
(a)		similar party	or maturity value	(d) Cost	value

	*	Fidelity	Short Term Bond Fund		511
	*	Fidelity	Structured Large Cap Value Fund		8,580
	*	Fidelity	Inflation Prot Bond Fund		84,853
	*	Fidelity	Real Estate Income Fund		1,863
	*	Fidelity	Blue Chip Value Fund		696
	*	Fidelity	NASDAQ Comp Index Fund		2,589
	*	Fidelity	Freedom 2005 Fund		23
	*	Fidelity	Freedom 2015 Fund		73,795
	*	Fidelity	Freedom 2025 Fund		852
	*	Fidelity	Freedom 2035 Fund		1,726
		FMA	Small Company IS		5,263
		Franklin	Small-Mid Cap Growth Fund - Class A		3,613
		LD Abbett	Mid Cap Value - Administrative Class		19,074
		Legg Mason	Value Trust-FI Class		23,169
		Managers	Bond Fund		2,655
		Managers	Special Equity Fund		5,495
		Managers	Value Fund		5,392
		Mutual	Discovery Fund-Class A		87,090
		Mutual	Shares - Class A		959
		MSI	Small Company Growth Fund - Class B		607
		MSI	Emerging Markets Fund - Class B		470
		MSIFT	High Yield Advance Fund		442
		NB	Partners Trust Fund		5,481
		NB	Guardian Trust Fund		6
		The Oakmark	Equity and Income Fund		34,265
		The Oakmark	Select I		1,045,606
		The Oakmark	Fund I		5,194
		PIMCO	NFJ Small Cap Value Fund - Administrative Class		56,280
		PIMCO	High Yield - Administration Class		6,485
		PIMCO	Low Duration - Administration Class		5,592
		PIMCO	Long Term Government - Administrative Class		87,863
		PIMCO	Global Bond Fund - Administrative Class		6,186
		PIMCO	Total Return Fund - Administrative Class		28,199
		Royce	Low Priced Stock Fund		57,626
		Scudder	D High Return Fund - Class A		340

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral, par,		(e) Current
(a)	similar party	or maturity value	(d) Cost	value

	Spartan	U.S. Equity Index Fund		5,107,286
	Spartan	Total Market Index Fund		22,731
	Strong	Opportunity Fund		450
	Templeton	Foreign Fund-Class A		7,026
	Templeton	Foreign Small Company — Class A		578
	Templeton	Dev Markets Fund — Class A		15,416
	Templeton	Growth Fund — Class A		12,902
	Templeton	World Fund — Class A		637
	Templeton	Global Bond Fund — Class A		15,973
*	Participant Loans	Interest rates ranging from 5% to 10.5% with various maturity dates		2,453,374

				$74,170,920

*  Party in Interest to the Plan

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

June 29, 2005	By: /s/ Mary Kay Ruedisueli

Mary Kay Ruedisueli
Secretary of Flagstar Bancorp, Inc., Plan
Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.
23	Consent of Grant Thornton	18